Exhibit 4.7

TEKMIRA PHARMACEUTICALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

March 17, 2010 / This discussion and analysis should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009 and related notes that are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Unless the context otherwise requires, all references to “Tekmira”, the “Company”, “we”, “us”, and “our” refer to Tekmira Pharmaceuticals Corporation, including all its subsidiaries. Additional information relating to Tekmira, including the Company’s March 31, 2009 Annual Information Form is on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This discussion and analysis, contains forward-looking statements that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions, including the negative of such expressions. These statements are only predictions.

Forward-looking statements and information should be considered carefully. Undue reliance should not be placed on forward-looking statements and information as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements and information involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements and information will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements and information.

More particularly and without limitation, this discussion and analysis contains forward-looking statements, assumptions and information concerning the Company’s potential, the potential of RNA interference (“RNAi”) therapeutics as a treatment for disease, pre-clinical results, our product development plans, the number and timing of advancement of our products into clinical development, the plans of our collaborative partners and the impact of those collaborations on our product development activities and our financial resources. These statements are based upon our product expertise, our assessment of our research and development capabilities and resources, our understanding of the regulatory approval process and the public statements of our collaborative partners. There are circumstances and factors that may cause our assessments included in these forward-looking statements to materially change. Such circumstances and factors include the failure of RNAi therapies to become commercially viable, our inability or a collaborative partner’s inability to develop commercially viable RNAi therapies, changes to the product development plans of our collaborative partners, clinical trials may not demonstrate safety and efficacy in humans and our inability to formulate products to meet efficacy needs within an acceptable toxicity level.

Also included in this discussion and analysis is an estimate of the length of time that our business will be funded by our anticipated financial resources (see Risks and uncertainties). This estimate is based upon our assessment of the time to complete our research and product development activities, the announced programs of our collaborative partners, and estimates of the timing of payments to be received under contracts. There are circumstances and factors that may cause actual cash usage to be materially different from our current estimate of the adequacy of our cash resources. Such circumstances and factors include the following: preclinical trials may not be completed, or clinical trials started, when anticipated; preclinical and clinical trials may be more costly or take longer to complete than currently anticipated; preclinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding and milestone payments from our research and product development partners may not be provided when required under our agreements with those partners; batches of drugs that we manufacture may fail to meet specifications resulting in delays and investigational and remanufacturing costs; decisions to in-license or acquire additional products for

Management’s Discussion and Analysis (continued)	Tekmira – 2009

development; we may become subject to product liability or other legal claims for which we have made no accrual on our financial statements; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services.

A more complete discussion of the risks and uncertainties facing Tekmira appears in our Annual Information Form dated March 31, 2009 available at www.sedar.com. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or information contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

Business combination with Protiva on May 30, 2008

On May 30, 2008, we completed the acquisition of 100% of the outstanding shares of Protiva Biotherapeutics, Inc. (“Protiva”), a privately owned Canadian company developing lipid nanoparticle delivery technology for small interfering RNA (“siRNA”) and combined our businesses. We believe the business combination gives us leading scientific capabilities and intellectual property to develop RNAi therapeutics using our lipid nanoparticle delivery technology which we refer to as SNALP (Stable Nucleic Acid Lipid-Particles).

The acquisition of Protiva was accounted for using the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Protiva are consolidated with those of the Company from May 30, 2008.

Further information on the acquisition of Protiva is provided in the Company’s 2009 Consolidated Financial Statements.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our partners’ products. Our focus is on advancing products that utilize our proprietary lipid nanoparticle technology, referred to as SNALP, for the delivery of siRNA. These products are intended to treat diseases through a process known as RNA interference which prevents the production of proteins that are associated with various diseases. We have rights under Alnylam Pharmaceuticals, Inc.’s (“Alnylam”) fundamental RNAi intellectual property to develop seven RNAi therapeutic products.

Our lead internal product candidates are

•	apolipoprotein B (“ApoB”) SNALP, for the treatment of high cholesterol; and

•	polo-like kinase 1 (“PLK1”) SNALP for the treatment of cancer.

In the field of RNAi therapeutics, we have licensed our lipid nanoparticle delivery technology to Alnylam and Merck & Co., Inc. Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (together “Roche”), Regulus Therapeutics, Inc. (“Regulus”) (a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the US Army Medical Research Institute for Infectious Diseases and the United States National Cancer Institute. Outside the RNAi field, we have legacy licensing agreements with Hana Biosciences, Inc. and Aradigm Corporation.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

ApoB SNALP

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for ApoB SNALP. ApoB SNALP, our lead RNAi therapeutic product candidate, is being developed as a treatment for patients with high levels of low-density lipoprotein (“LDL”) cholesterol, or “bad” cholesterol, who are not well served by current therapy. ApoB SNALP is designed to reduce the production of apolipoprotein B 100 (“ApoB”), a protein produced in the liver that plays a central role in cholesterol metabolism.

Our therapeutic approach is to target ApoB, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (“VLDL”), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. ApoB SNALP consists of small interfering RNA (“siRNA”), designed to silence ApoB, encapsulated in a SNALP formulation. ApoB SNALP is delivered with high efficiency into the liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the mRNA coding for ApoB protein resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the Phase 1 ApoB SNALP clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of ApoB SNALP at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the ApoB SNALP Phase 1 clinical trial were measures of safety and tolerability. ApoB SNALP was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced flu-like symptoms consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Building on extensive preclinical work and the data obtained in our first ApoB SNALP clinical trial, we have now selected a second generation ApoB siRNA which we expect will enable us to resume clinical evaluation in the second half of 2010. The selection is based on experiments confirming the siRNA’s ability to inhibit the expression of ApoB without stimulating the human immune system. The new ApoB SNALP will also use a second generation SNALP formulation, the result of improvements in SNALP formulation technology made since the first ApoB SNALP formulation was selected. We are targeting the second half of 2010 to initiate a Phase  1/2 clinical trial with our next generation ApoB SNALP.

The therapeutic activity of ApoB SNALP has been demonstrated in several preclinical studies with both first and second generation SNALP formulations. In one such study, rodents fed a high fat diet demonstrated a 50-100% increase in total cholesterol in the blood. A single ApoB SNALP treatment overcame diet-induced high cholesterol, returning blood cholesterol levels to normal within 24 hours of treatment. The suppressive effects of a single ApoB SNALP dose lasted for several weeks in preclinical animal studies.

PLK1 SNALP

Our second internal siRNA product candidate, PLK1 SNALP, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. PLK1 SNALP is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of PLK1 SNALP blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The PLK1 SNALP anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore certain SNALP formulations also provided potent anti-tumor efficacy in preclinical models of distal tumors outside the liver.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

We have initiated formal preclinical safety studies and expect to initiate a Phase 1 human clinical trial in the second half of 2010 evaluating PLK1 SNALP as a treatment for cancer.

Alnylam collaboration and license

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam giving them an exclusive license to certain historical lipid nanoparticle intellectual property owned by Tekmira for the discovery, development, and commercialization of RNAi therapeutics. This agreement only covered intellectual property owned before the business combination with Protiva.

As a result of the business combination with Protiva on May 30, 2008 we acquired a Cross-License Agreement (“Alnylam Cross-License”) between Protiva and Alnylam, dated August 14, 2007. The Cross-License grants Alnylam non-exclusive access to Protiva’s intellectual property and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam Cross-License expired on August 13, 2009. We are, however, continuing to make SNALP research batches for Alnylam under a manufacturing agreement which is discussed below.

On August 21, 2007, under the Alnylam Cross-License, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to the Tekmira PLK1 SNALP project and contribute 50% of product development costs and share equally in any future product revenues. Alnylam has until the start of a Phase 2 clinical trial of the PLK1 SNALP project to exercise their opt-in right. If Alnylam chooses to opt into the PLK1 SNALP project the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

We are eligible to receive from Alnylam up to US$16.0 million in milestones for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and royalties on product sales. The impact of the Alnylam agreements, including contract manufacturing services, on our results of operations is covered further in the Revenue section of this discussion.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to seven gene targets (three exclusive and four non-exclusive licenses). Licenses for two targets, ApoB and PLK1, have already been granted on a non-exclusive basis. Under the RNAi licenses granted to us, we may select five additional gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of Alnylam. In consideration for this license, we have agreed to pay royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on each of the four non-exclusive licenses (with the exception of PLK1 SNALP if Alnylam opts–in to the development program) and no milestone obligations on the three exclusive licenses.

On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our SNALP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for liver cancer and other solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our SNALP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009.

In August 2009 Alnylam announced ALN-TTR as their next siRNA product candidate for human clinical trials. Alnylam will be advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (“TTR”) for the treatment of TTR amyloidosis,

Management’s Discussion and Analysis (continued)	Tekmira – 2009

a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our SNALP technology and will be manufactured by us. Alnylam expects to initiate a clinical trial for ALN-TTR01 in the first half of 2010.

Under a manufacturing agreement (the “Alnylam Manufacturing Agreement”) dated January 2, 2009, we continue to be the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize our technology. Alnylam will pay for the provision of staff and for external costs incurred. Under the Alnylam Manufacturing Agreement there is a contractual minimum of $11.2 million payable by Alnylam for the three years from 2009 to 2011 for the provision of our staff.

Roche product development and research agreements

On May 30, 2008, we signed an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a research agreement (the “Roche Research Agreement”) dated February 11, 2009. We have now completed all of the work under the Roche Research Agreement.

On May 11, 2009 we announced a product development agreement with Roche (the “Roche Product Development Agreement”) that provides for product development up to the filing of an Investigation New Drug application (an “IND”) by Roche. The product development activities under this agreement expand the activities that were formerly covered by the Roche Research Agreement. Under the Roche Product Development Agreement, Roche will pay up to US$8.8 million for us to support the advancement of each Roche RNAi product candidate using our SNALP technology through to the filing of an IND application. We are also eligible to receive up to US$16.0 million in milestones plus royalties on product sales for each product advanced through development and commercialization based on Roche’s access to our intellectual property through Alnylam.

We will develop and manufacture the drug product for use in all preclinical studies under the Roche Product Development Agreement and will collaborate with Roche to conduct the preclinical testing. The agreement also provides that we will manufacture one batch of clinical product for a Phase 1 human clinical trial.

Under the Roche Product Development Agreement Roche will pay for the provision of our staff and for external costs incurred. We are recognizing revenue from this agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates will be recorded in the period that Roche is invoiced for those costs.

At December 31, 2009 there was one systemic RNAi product in development under the Roche Product Development Agreement. Roche expects to file an IND application for this product in 2010. Under the agreement, Roche may select a second product for development.

Merck & Co., Inc. (“Merck”) license agreement

As a result of the business combination with Protiva we acquired a non-exclusive royalty-bearing worldwide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to US$15.0 million in milestones, and will pay royalties on product sales. Merck has also granted a license to the Company to certain of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) research agreement

We have an ongoing research collaboration agreement with Bristol-Myers Squibb to utilize SNALP technology for target validation.

US Army Medical Research Institute for Infectious Diseases (“USAMRIID”) research agreement

In 2005, Protiva and the USAMRIID signed a five-year research agreement to collaborate on the development of siRNA-based therapy against filovirus infections, including Ebola, using SNALP. The grant under this collaboration was recently extended to March 31, 2011. Grants received from the USAMRIID are netted against research and development expenses when the grant is earned.

Takeda Pharmaceutical Company Limited (“Takeda”) research agreement

We have an ongoing research agreement with Takeda signed on December 26, 2008.

Takeda has, through Alnylam, a non-exclusive sublicense to our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus additional royalties on each Takeda product that uses our technology.

Hana Biosciences, Inc. (“Hana”) license agreement

Hana is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo® (Optisomal Vincristine), AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Hana. Hana has agreed to pay us milestones and royalties and is responsible for all future development and future expenses. On May 27, 2009, the license agreement with Hana was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. If received, certain of these contingent payments from Hana will be transferred to certain contingent creditors as covered further in the Off-Balance Sheet Arrangements – Debt retirement section of this discussion.

Aradigm Corporation (“Aradigm”) license agreement

On December 8, 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property. Under this agreement, we are entitled to milestone payments totaling US$4.75 million for each disease indication, to a maximum of two, pursued by Aradigm using our technology. In addition, we are entitled to royalties on any product revenue.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition, valuation and amortization of intangible assets, goodwill valuation and stock-based compensation. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable, based upon information available to us at the time that these estimates and assumptions are made. Actual results may differ from our estimates. Areas where critical accounting estimates are made include revenue recognition, the valuation and amortization of intangible assets, goodwill valuation and amounts recorded as stock-based compensation. Our critical accounting estimates affect our net loss calculation.

Revenue Recognition / Our primary sources of revenue have been derived from research and development collaborations services, and licensing fees comprised of initial fees and milestone payments. Payments received under collaborative research and development agreements, which are non-refundable, are recorded as revenue as services are performed and as the related expenditures are incurred pursuant to the agreement, provided collectability is reasonably assured. Revenue earned under research and development manufacturing collaborations where we bear some or all of the risk of a product manufacture failure is recognized when the purchaser accepts the product and there are no remaining rights of return. Revenue earned under research and development collaborations where we do not bear any risk of product manufacture failure is recognized in the period the work is performed. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our involvement as we fulfill our obligations under our agreements. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

Our revenue recognition policy is in accordance with the guidelines provided in Emerging Issues Committee (EIC) -141, Revenue Recognition, Non-Refundable Fees and EIC-142, Revenue Arrangements with Multiple Deliverables.

The revenue that we recognize is a critical accounting estimate because of the volume and nature of the revenues we receive. Some of the research and development collaboration and licensing agreements that we have entered into contain multiple revenue elements that are to be recognized for accounting in accordance with our revenue recognition policy. We need to make estimates as to what period the services will be delivered with respect to up-front licensing fees and milestone payments received because these payments are deferred and amortized into income over the estimated period of our ongoing involvement. The actual period of our ongoing involvement may differ from the estimated period determined at the time the payment is initially received and recorded as deferred revenue. This may result in a different amount of revenue that should have been recorded in the period and a longer or shorter period of revenue amortization. When an estimated period changes we amortize the remaining deferred revenue over the estimated remaining time to completion. The rate at which we recognize revenue from payments received for services to be provided under collaborative research and development agreements depends on our estimate of work completed to date and total work to be provided. The actual total services provided to earn such payments may differ from our estimates.

Our revenue for 2009 was $14.4 million (2008 - $11.7 million) and deferred revenue at December 31, 2009 was $1.2 million (December 31, 2008 - $0.5 million).

Valuation and amortization of intangible assets / Our intangible assets are medical technology purchased or licensed from arm’s length third parties and computer software. The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

The costs of our purchased medical technology are amortized on a straight-line basis over the estimated useful life of the technology. Factors considered in estimating the valuation and useful life of medical technology include:

•	our expected use of the asset

•	legal, regulatory and contractual provisions that may limit the useful life

•	the effects of obsolescence, demand, competition and other economic factors

•	the level of expenditures required to obtain the expected future cash flows from the medical technology

We review the carrying value of our medical technology on an annual basis and when we undergo major changes in our business and if we determine that successful development of products to which medical technology costs relate is not sufficiently viable, or that deferred medical technology costs exceed the recoverable value based on future potential undiscounted cash flows, such costs are written down to fair value.

The valuation of medical technology is a critical accounting estimate because of the long-term nature of and risks and uncertainties related to the development of our medical technology. Significant judgment is exercised and assumptions are made when determining whether the carrying value of the medical technology may or may not be recoverable based on future potential undiscounted cash flows. Any significant changes to our assessment could possibly result in an impairment loss being charged against our medical technology. Also, the determination of the fair value of technology is highly dependent on estimated future cash flows that are subject to significant uncertainty.

The $16.3 million valuation of medical technology acquired through the business combination with Protiva is covered further in the Company’s 2009 Consolidated Financial Statements. We have estimated that the life of the medical technology acquired from Protiva is 16 years. This estimate is based, amongst other things, on the remaining patent lives underlying the Protiva medical technology. The down-turn in financial markets led us to carry out an impairment test on the Protiva medical technology in the third quarter of 2008 and we determined that the undiscounted future cash-flows exceeded the carrying value of intangible assets thereby requiring no impairment. We carried out our annual intangible assets impairment indicators test in the third quarter of 2009 and did not find any changes in our intangible asset valuation assumptions to suggest any impairment in value.

Goodwill valuation / We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair values of the acquired intangible assets and goodwill. The judgments made in the context of the purchase price allocation can materially impact our financial position and results of operations.

Goodwill is not amortized but is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill. When the carrying value of goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters or the business climate, technological advances, decreases in anticipated demand for the technology, unanticipated competition and other market conditions.

The $3.9 million excess of the purchase price for Protiva over the estimated fair values of the net assets acquired was recorded as goodwill. Various factors contributed to the establishment of goodwill, including: the value of Protiva’s highly skilled and knowledgeable work force as of the acquisition date; the expected revenue growth over time that is attributable to new and expanded collaborative partnerships; and the synergies expected to result from combining workforces and infrastructures.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

The down-turn in financial markets led us to carry out a goodwill impairment test as at September 30, 2008. Based on Tekmira’s market capitalization as at September 30, 2008 we determined that the fair value of goodwill arising from the acquisition of Protiva was nil and an impairment loss of $3.9 million, the full value of goodwill, was recorded in the Consolidated statement of operations and comprehensive (loss).

Stock-based compensation / The stock based compensation that we record is a critical accounting estimate due to the value of compensation recorded, the volume of our stock option activity, and the many assumptions that are required to be made to calculate the compensation expense.

Compensation expense is recorded for stock options issued to employees and directors using the fair value method. We must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the expense for stock option forfeitures and cancellations. We use the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions, including the expected life of the option and expected volatility of the stock, be estimated at the time that the options are issued. This accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations. We account for the forfeitures of unvested options in the period in which the forfeitures occur. We amortize the fair value using the straight-line method over the vesting period of the options, generally a period of three years for employees and immediate vesting for directors.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation.

We recorded stock compensation expense in 2009 of $0.3 million (2008 - $1.8 million).

CHANGES IN ACCOUNTING POLICIES AND ADOPTION OF NEW STANDARDS

Goodwill and intangible assets (CICA 3064) and financial statement concepts (CICA 1000)

Effective January 1, 2009, CICA 3064, Goodwill and Intangible Assets replaced CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. CICA 1000, Financial Statement Concepts was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

The adoption of this standard did not have any impact on our net loss but did result in a reclassification of computer software costs from property and equipment to intangible assets in the amount of $1.5 million as at December 31, 2008.

RECENT ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will convert to IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS use a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged

Management’s Discussion and Analysis (continued)	Tekmira – 2009

with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The IASB will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

We will be required to changeover to IFRS for interim and annual financial statements beginning on January 1, 2011. As a result, we are developing a plan to convert our consolidated financial statements to IFRS. Individuals primarily responsible for the changeover have been identified and have begun training. The Company also held an IFRS information session with Audit Committee. During this session management provided the Audit Committee with a review of the timeline for implementation and a preliminary analysis of major differences between IFRS and the Company’s current accounting policies. As a result of the information session, the Audit Committee members are considering how they will gain the necessary financial expertise of IFRS. The Audit Committee will continue to receive ongoing presentations and project status updates from management.

We have completed a preliminary analysis of the differences between IFRS and the Company’s accounting policies and of the various accounting alternatives available at the changeover date. Through our preliminary analysis we expect our balance sheet and income statement to be impacted as at the time of conversion in the areas of stock-based compensation and provisions and contingent liabilities. Based on our preliminary analysis we do not expect to need to make major changes to our internal controls over financial reporting, disclosure controls and procedures, business activities or our accounting and information technology systems. A detailed analysis will be carried out mid-2010. Also, we continue to monitor changes that could result from the IASB’s ongoing new accounting standards projects. Changes in accounting policies are likely and may materially impact our consolidated financial statements.

SELECTED FINANCIAL INFORMATION

The following is selected financial information for our 2009, 2008 and 2007 fiscal years:

(in millions of Cdn$ except per share date)	2009	2008	2007

Total revenues	$14.4	$11.7	$15.8
Research and development expenses	17.8	16.1	8.3
General and administrative expenses	4.2	4.4	4.4
Termination and restructuring expenses	—	3.2	—
Amortization of intangible assets	1.3	0.8	0.1
Depreciation of property and equipment	0.7	0.6	0.3
Other income and (losses)	(0.3)	(0.9)	(5.2)
Total (loss)	(9.8)	(14.3)	(2.6)
Basic and diluted (loss) per share	(0.19)	(0.35)	(0.11)
Total assets	43.9	51.5	24.6
Total liabilities	6.8	4.9	6.4
Deficit	(221.9)	(212.1)	(197.8)
Total shareholders’ equity	$37.1	$46.6	$18.2

Management’s Discussion and Analysis (continued)	Tekmira – 2009

The factors that have caused period to period variations in our revenues, expenses and loss per year between 2009 and 2008 are explained in detail in Results of Operations. There were a number of factors contributing to changes in our results from 2007 to 2008 such as the inclusion of Protiva’s results from May 30, 2008, the date Protiva was acquired, some additional expenses linked to the acquisition of Protiva and the impairment loss on goodwill.

The drop in revenue from 2007 to 2008 relates primarily to the amortization of a Hana up-front payment being complete at the end of 2007.

The increase in research and development expenses from 2007 to 2008 is largely due to the inclusion of Protiva expenses from May 30, 2008, including ApoB SNALP and PLK1 SNALP project expenses and salary and infrastructure costs. The majority of the increase in research and development external expenditures relate to our ApoB SNALP program, specifically preclinical toxicology costs and costs related to the purchase of materials for clinical trials. Stock based compensation for research and development staff was $1.3 million in 2008 as compared to $0.3 million in 2007 as our Board approved the accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva. Intellectual property legal expenses increased by $0.6 million over the prior year due to the expansion of our patent portfolio following the business combination with Protiva.

Total general and administrative expenses remained unchanged from 2007 to 2008 but there were some changes in the make up of expenses. There were some expense increases in 2008 as a result of the business combination with Protiva and 2007 expenses included some one time legal and professional fees related to Tekmira’s April 30, 2007 corporate reorganization.

Salary and infrastructure costs increased as a result of the business combination with Protiva. Staff numbers initially increased by about 75% as a result of the business combination although there was a subsequent post-integration reorganization in October 2008. Our internal research and development staff numbers were 61 at December 31, 2008 (total staff 76) as compared to 39 (total staff 50) at December 31, 2007.

Termination and restructuring expenses in 2008 resulted from the integration of Tekmira and Protiva’s operations.

The amortization of intangible assets expense increased in 2008 due to the addition of $16.3 million in medical technology acquired through the business combination with Protiva.

Depreciation charges increased from 2007 to 2008 with the addition of Protiva property and equipment on May 30, 2008.

Other income and (losses) include non-operational items such as interest income and foreign exchange gains (losses). Other income and (losses) in 2007 also include a loss of $5.2 million related to debt retirement. Other income and (losses) in 2008 also include a $3.9 million impairment loss on goodwill which is covered further in the Results of operations section of this discussion.

The increase in total assets from 2007 to 2008 was primarily due to increasing cash and intangible assets as a result of the business combination with Protiva.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

SUMMARY OF QUARTERLY RESULTS

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

The quarterly results shown below include the results of Protiva from date of acquisition, May 30, 2008.

(in millions Cdn$ except per share data)

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009

Revenue	$1.9	$2.5	$4.2	$3.1	$2.9	$3.8	$3.3	$4.5
Net (loss)	(0.4)	(4.8)	(6.0)	(3.1)	(2.1)	(2.3)	(2.8)	(2.6)
Basic and diluted net (loss) per share	$(0.02)	$(0.14)	$(0.12)	$(0.07)	$(0.04)	$(0.04)	$(0.05)	$(0.05)

Quarterly Trends / Our revenue is derived from research and development collaborations, licensing fees and milestone payments. Over the past two years, our principal sources of revenue have been our Alnylam partnership entered into in March 2006 and more recently our Roche partnership. Revenue from our Roche collaboration increased throughout 2009 to $2.3 million in the fourth quarter when we manufactured a number of batches of drug. We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing services and timing of milestone receipts.

Net losses generally increased from the time of the business combination with Protiva on May 30, 2008 as this resulted in the expansion of our drug development pipeline and related expenses. More particularly, net loss in Q2 2008 increased due to:

•

Stock based compensation non-cash expense for research and development staff of $1.0 million which is unusually high and is a result of accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva; and

•	The accrual of $2.0 million for payments due to our former CEO.

Net loss in Q3 2008 includes a $3.9 million charge for the impairment of goodwill arising on the acquisition of Protiva and increased research and development expenses related to our ApoB SNALP program.

Net loss in Q4 2008 includes $1.2 million in restructuring costs as we reduced our workforce by 15 employees as part of the integration of the operations of Tekmira and Protiva. Q4 2008 also includes $1.3 million in foreign exchange gains largely due to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar.

Net loss in Q1 2009 was less than the Q4 2008 loss as our focus was on writing an IND application for our ApoB SNALP program. Net loss in Q2 2009 includes a bonus pay-out following the successful filing of our ApoB SNALP IND application and signing a product development agreement with Roche. Our compensation philosophy is to pay discretionary bonuses as and when we achieve major corporate goals.

Net losses in Q3 and Q4 2009 include increased spending on our ApoB SNALP and PLK1 SNALP programs.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

RESULTS OF OPERATIONS

For the fiscal year ended December 31, 2009, our net loss was $9.8 million ($0.19 per common share, basic and fully diluted) as compared to a net loss of $14.3 million ($0.35 per common share, basic and fully diluted) for 2008.

There are a number of factors contributing to changes in our results including some one time 2008 expenses linked to the acquisition of Protiva and a loss due to the impairment of goodwill.

Revenue / Revenue from research and development collaborations, licensing fees and milestone payments was $14.4 million in 2009 as compared to $11.7 million in 2008. Looking at collaborations revenue, the expiration of our research collaboration with Alnylam in August 2009 has been offset by expansion of manufacturing services provided to Alnylam and the expansion of our collaboration with Roche. Licensing fees and milestone payments revenue is lower in 2009 as compared to 2008 as up-front payments from Alnylam were fully amortized into revenue by the end of 2008 and the only 2009 receipt was an Alnylam milestone payment of $0.6 million.

Revenue is detailed in the following table:

(in millions Cdn$)	2009	2008
Research and development collaborations
Alnylam	$8.8	$6.1
Roche	4.8	0.1
Other RNAi collaborators	0.2	0.3
Hana	—	0.1

Total research and development collaborations	13.8	6.6
Licensing fees and milestone payments from Alnylam	0.6	5.1

Total revenue	$14.4	$11.7

Alnylam revenue / Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make SNALP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million. We are recognizing revenue for the provision of staff under the Alnylam Manufacturing Agreement based on actual staff hours provided.

We are eligible to receive up to US$16.0 million in milestones for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and royalties on product sales. On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for ALN-VSP, a product candidate that utilizes our SNALP technology. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) that we received and recorded as revenue in 2009.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

Roche revenue / Under the Roche Product Development Agreement dated May 2009 they are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate, and as at December 31, 2009 there was $0.8 million of deferred revenue in this respect.

We earned $0.9 million (US$0.8 million) in research and development collaborations revenue during the first half of 2009 for work completed under a separate Roche Research Agreement.

Under the Roche Product Development Agreement we are currently developing one product with Roche. Roche may select a second product for development.

Other RNAi collaborators / We have active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb and Takeda.

Expenses / Research, development and collaborations / Research and development expenses increased to $17.8 million in 2009 as compared to $16.1 million in 2008 due, in part, to the following factors:

•	As a result of the business combination with Protiva completed on May 30, 2008, the level and cost of our research and development activities generally increased.

•	With the business combination our intellectual property portfolio and related expenses expanded.

•

Spending on our ApoB SNALP program was significantly higher in 2008 as compared to 2009. In 2008 we took ApoB SNALP through preclinical toxicology studies and the manufacture of drug product for human clinical trials. In 2009 our ApoB SNALP program moved into Phase 1 of clinical trials.

•	In 2009 PLK1 SNALP spending increased significantly over 2008 as we commenced preclinical toxicology studies and the manufacture of human clinical trial drug product.

•

Costs marked up and passed through to our collaborators were higher in 2009 as we supported a number of Alnylam products that utilize our SNALP technology and in May 2009 our collaboration with Roche expanded into product development.

•

Research and development wage expenses increased significantly following the business combination on May 30, 2008 and continued to be higher in 2009 as staffing levels were maintained to support our two lead internal programs and two major collaborative partners, Alnylam and Roche. However, research and development total compensation expenses in 2008 were unusually high as stock based compensation was $0.3 million in 2009 as compared to $1.8 million in 2008. In 2008 our Board approved the accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva.

Our research, development and collaboration expenses and laboratory equipment costs are reported net of funding from USAMRIID of $0.8 million in 2009 and $0.2 million in 2008.

Our research and development staff numbers have increased to 64 at December 31, 2009 (total staff 78) as compared to 61 (total staff 76) at December 31, 2008.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

Research, development and collaborations expenses guidance for 2010 / Research and development expenses are expected to increase in 2010 as we progress PLK1 SNALP and a new ApoB SNALP formulation into the clinic. Also, effective January 1, 2010, in line with our organizational structure, we will be classifying our information systems department costs and related overheads as research and development expenses instead of their former classification of general and administrative expenses.

General and administrative / General and administrative expenses decreased to $4.2 million in 2009 as compared to $4.4 million in 2008. General and administrative expenses increased with the addition of Protiva expenses following the business combination on May 30, 2008. This increase in expenses fell off as the two businesses were integrated.

General and administrative expenses guidance for 2010 / General and administrative expenses are expected to decrease in 2010 largely as a result of the reclassification of information systems costs discussed above.

Termination and restructuring expenses / Termination and restructuring expenses were $nil in 2009 and $3.2 million in 2008. In May 2008, as a condition of closing the business combination with Protiva, the employment contract of Tekmira’s Chief Executive Officer was terminated and an expense of $2.0 million was recorded. In October 2008, as part of the integration of the operations of Tekmira and Protiva, we completed a restructuring that resulted in a reduction in workforce of 15 employees and recorded an expense of $1.2 million.

Amortization of intangible assets / Amortization of intangible assets expense was $1.3 million in 2009 as compared to $0.8 million in 2008. Of the 2009 amortization charge $1.0 million relates to the $16.3 million in medical technology acquired through the business combination with Protiva on May 30, 2008 that is being amortized over 16 years (2008 - $0.6 million). The balance of the amortization on intangible assets relates to software.

Depreciation of property and equipment / Depreciation of property and equipment was $0.7 million in 2009 as compared to $0.6 million in 2008. Our results from May 30, 2008 onwards include Protiva’s depreciation charges. Also, capital asset purchases and depreciation thereof has increased steadily in line with growth in the manufacturing side of our business.

Other income (losses) / Interest income / Interest income was $0.2 million in 2009 as compared to $0.9 million in 2008. Our average cash, cash equivalent and short-term investment balances were at similar levels in 2009 and 2008 but average interest rates were significantly lower in 2009 as compared to 2008. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Impairment loss on goodwill / A down-turn in financial markets led us to carry out a goodwill impairment test as at September 30, 2008. Based on Tekmira’s market capitalization as at September 30, 2008 we determined that the fair value of goodwill arising from the acquisition of Protiva was nil and an impairment loss of $3.9 million, the full value of goodwill, was recorded in the Consolidated statement of operations and comprehensive loss. See Critical accounting polices and estimates for further discussion of goodwill valuation.

Foreign exchange gains (losses) / Foreign exchange gains (losses) showed losses of $0.4 million in 2009 as compared to gains of $2.1 million in 2008. The foreign exchange gains in 2008 relate largely to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar. Conversely, foreign exchange losses in 2009 relate to the weakening of the US dollar as compared to the Canadian dollar.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

Towards the end of 2008 we converted the majority of our US dollar cash and cash equivalent holdings into Canadian dollars which reduced our exposure to foreign exchange rate fluctuations in 2009. We will continue to hold only working capital levels of US dollars. However, as a large portion of our revenues and expenses are in US dollars, exchange rate fluctuations will continue to create gains or losses as we continue holding US denominated cash, cash investments, accounts receivable and accounts payable.

LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations through the sales of shares, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government grants and tax credits.

At December 31, 2009, we had cash, cash equivalents and short-term investments of approximately $24.4 million as compared to $31.9 million at December 31, 2008.

Operating activities used cash of $5.5 million in 2009 as compared to cash used of $10.3 million in 2008. The $1.6 million increase in non-cash working capital for 2009 relates largely to an increase in accounts payable and accrued liabilities as there was a particularly high level of materials and contract purchases ongoing as at December 31, 2009. Excluding changes in non-cash working capital, cash used in operating activities in 2009 was $7.1 million as compared to $9.0 million in 2008. Our loss in 2008 was $4.5 million higher than in 2009 but included a $3.9 million non-cash impairment of goodwill charge.

Net cash provided by investing activities was $4.0 million in 2009 as compared to net cash provided by investing activities of $3.9 million in 2008. Proceeds from short-term investments were $5.7 million in 2009 as we moved maturing short-term investments into a high interest savings account with a major Canadian bank. The high-interest savings account is classified as “cash and cash equivalents” in our balance sheet. Property and equipment spending of $1.6 million in 2009 relates largely to facility improvements and manufacturing equipment.

Net cash provided by financing activities was $0.01 million in 2009 as compared to $9.9 million 2008. The only financing activity in 2009 was from the exercise of stock options. In 2008, concurrent with the business combination with Protiva on May 30, 2008, we completed a private placement investment of 2,083,333 newly issued common shares for $5.0 million with Alnylam and a private placement investment of 2,083,333 newly issued common shares for $5.0 million with a Roche affiliate.

We believe that our current funds on hand plus expected interest income and the contractually payable further funds from Alnylam, Roche and our other collaborators will be sufficient to continue our product development until mid-2011 (see Risks and uncertainties).

Contractual obligations

Effective July 29, 2009 we signed an amendment to our operating lease for our laboratory and office premises. The amended lease expires in July 2014 but we have the option to extend the lease to 2017 and then to 2022 and then to 2027. The amended lease includes a signing incentive payment. In accordance with our accounting policy the signing incentive payment will be amortized on a straight-line basis over the term of the amended lease.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

Our minimum lease commitment, contracted sub-lease income and net commitment for lease and estimated operating costs, are as follows:

(in millions Cdn$)	Lease commitment	Sub-lease income	Net commitment

Year ended December 31, 2010	$1.4	$(0.2)	$1.2
Year ended December 31, 2011	1.4	(0.2)	1.2
Year ended December 31, 2012	1.4	(0.2)	1.2
Year ended December 31, 2013	1.4	—	1.4
Year ended December 31, 2014	0.8	—	0.8

	$6.4	$(0.6)	$5.8

We also have collaborative arrangements that require us to undertake certain research and development work as further explained elsewhere in this discussion.

OFF-BALANCE SHEET ARRANGEMENTS

Debt retirement / On June 20, 2006 we signed an agreement whereby we retired certain debt in exchange for contingent consideration including certain future potential milestone and royalty payments from Hana. The contingent creditors have no recourse to any of Tekmira’s assets other than certain milestone and royalty payments that we receive from Hana. As off-setting contingent assets and liabilities neither the potential milestones nor the contingent obligation are shown on our balance sheet. The balance of the contingent obligation related to the Hana milestones and royalties is not affected by the May 27, 2009 amendment to the license agreement with Hana (see Overview) and is US$22.8 million as at December 31, 2009 (December 31, 2008 – US$22.8 million).

Protiva promissory notes / On March 25, 2008, Protiva declared dividends totaling US$12.0 million. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12.0 million in payments from a third party. Protiva will pay these funds, if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company, the US$12.0 million receivable and the related promissory notes payable are not included in our consolidated balance sheet.

RELATED PARTY TRANSACTIONS

Research, development and collaborations expenses in 2009 include $0.04 million of contract research costs, measured at the cash amount and incurred in the normal course of operations with Ricerca Biosciences, LLC (“Ricerca”) whose Chief Executive Officer, Mr. Ian Lennox, is also a director of the Company (2008 - $nil). We do not have any current contracts with Ricerca.

OUTSTANDING SHARE DATA

As of February 28, 2010, we had 51,643,605 common shares outstanding and we had outstanding options to purchase 5,172,240 common shares.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

RISKS AND UNCERTAINTIES

Our risks and uncertainties are discussed in further detail in our Annual Information Form dated March 31, 2009 which can be found at www.sedar.com.

Within the next several years, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our collaborative partnerships, particularly Alnylam and Roche;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics program;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current economic downturn. In addition, we have not established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2009 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and US dollars and earn a significant portion of our revenues in US dollars. We manage our US dollar currency risk by using cash received from US dollar revenues to pay US dollar expenses and by limiting holdings of US dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Management’s Discussion and Analysis (continued)	Tekmira – 2009

CONTROLS AND PROCEDURES

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the year ending December 31, 2009 and have concluded that our disclosure controls and procedures provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

Our Chief Executive Officer and the Chief Financial Officer are also responsible for the design and effectiveness of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have evaluated our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believe them to provide such reasonable assurance. They also concluded that there were no changes during 2009 that materially affected the Company’s internal control over financial reporting and disclosure controls and procedures.